

Mail Stop 4628

December 8, 2016

Via E-mail
Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, place Jean Miller
La Dèfense 6
94200 Courbevoie
France

>   **Re: Total S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Response Dated October 21, 2016**
>   **File No. 1-10888**

Dear Mr. de La Chevardière:

We have reviewed your October 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

Information on the Company, page 9

Business Overview, page 10

Production by Region, page 14

1.   We have read your response to our comment 1 indicating that NGL production represents less than 7.5% of your total liquids production in 2015. We also note you define the term "liquids" to consist of crude oil, bitumen, condensates and NGL and have clarified the

disclosure relating to production of "liquids" by region to include footnote disclosure relating to bitumen. Please expand the footnote disclosure relating to your produced liquids volumes to explain the reason for identifying NGLs as a separate liquids product type but not also providing quantitative disclosure of such volumes.

Supplemental Oil and Gas Information (Unaudited), page S-1

Changes in Oil Reserves, page S-5

2.   We have read your response to our comment 8 indicating that NGL reserves represent less than 8.5% of your total liquids reserves in 2015. Please modify your tabular presentation to provide footnote disclosure to explain the reason for identifying NGLs as a separate liquids product type but not also providing quantitative disclosure of such reserves.

Other Information, page S-16

Net Gas Production, Production Prices and Production Costs, page S-16

3.   We note your response to our comment 9 regarding the separate disclosure of the average sales price per unit of NGLs produced and sold. Please modify your tabular presentation to provide footnote disclosure clarifying that the price for "oil" represents an average aggregate price including NGLs and explain the reason for not providing a separate NGL production price.

Exhibit 15.3

4.   We have read your response to our comment 13 and the marked copy of the reserves report illustrating the proposed changes to the report and note the following:

- There appears to be a modification on page 1 of the reserve report which results in deleting the date on which the report was completed, a required disclosure under Item 1202(a)(8)(ii) of Regulation S-K.

- The initial benchmark or reference price for natural gas is not presented on page 10 of the revised report. This information should be presented as part of primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K.

Please obtain and file a revised reserves report that includes the omitted information.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources